SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                CLX ENERGY, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   125649 3 01
                                 (CUSIP Number)


                           James L. Burkhart, Trustee
                                  8217 Richmond
                              Lubbock, Texas 79424
                                 (806) 798-8771
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons; I.R.S. Id. Nos. of Reporting Persons (entities only)

     James L. Burkhart Living Trust dated 9/17/97 (the "Trust")
     IRS ID ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions) PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     OK, USA

  Number of                (7)  Sole Voting Power: 708,623*
   Shares
 Beneficially              (8)  Shared Voting Power: 0
 Owned by
    Each                   (9)  Sole Dispositive Power: 708,623*
   Reporting
    Person                 (10) Shared Dispositive Power: 0
    With:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     708,623*

     * reflects the 100 for 1 reverse stock split, and 1 for 25 forward stock split, effective April 2001

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)
     26.9 %

(14) Type of Reporting Person (See Instructions)
     OO - Trust

Item 1.  Security and Issuer.

     Common Stock, $0.01 par value (the "Common Stock"), of CLX Energy, Inc., a Colorado corporation ("CLX"). The address of the principal executive offices of CLX is 518 17th Street, Suite 745, Denver, Colorado 80202.

Item 2.  Identity and Background.

     James L. Burkhart Living Trust dated 9/17/97
     4904 Lakeridge Drive, Lubbock, Texas 79424 formed under the laws of Oklahoma

     James L. Burkhart, Trustee
     8217 Richmond, Lubbock, Texas 79424
     Present principal occupation or employment: Chairman of the Board of Directors of CLX and Chairman of the Board of BRG Petroleum Corporation, which is engaged in the business of oil and gas production
     Principal address of organization in which employment is conducted: 8217 Richmond, Lubbock, Texas 79424
     Citizenship: USA

     During the last five years neither the Trust nor Mr. Burkhart have been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The securities purchased by the Trust were paid for in cash in the aggregate amount of $30,000.

Item 4.  Purpose of Transaction.

     On July 31, 2002, the Trust purchased 78,736 shares of CLX Common Stock from an entity controlled by Ronald M. Sitton, who has resigned as an officer and director of CLX. The Trust purchased the shares for the purpose of increasing its holdings of CLX.

     (a) It is not anticipated that any additional CLX securities will be acquired by the Trust or that any CLX securities will be disposed of by the Trust.

     (b)  None.

     (c)  None.

     (d)  None.

     (e)  None.

     (f)  None.

     (g)  None.

     (h)  None.

     (i)  None.

     (j)  None.

Item 5.  Interest in Securities of the Issuer.

     (a) The Trust beneficially owns 708,623 shares of CLX Common Stock, which represents approximately 26.9% of the issued and outstanding shares of CLX Common Stock.

     (b) The Trust has sole power to vote or direct the vote and to dispose or direct the disposition of 708,623 shares of CLX Common Stock.

     (c) Other than as set forth herein, there have been no transactions in CLX Common Stock effected by the Trust during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLX Common Stock beneficially owned by the Trust.

     (e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Trust is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     None.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 12, 2002

     James L. Burkhart Living Trust dated 9/17/97

     /s/ James L. Burkhart, Trustee
     ------------------------------
     James L. Burkhart, Trustee